COMPANY CONTACT
Dave Faulkner
Cimetrix, Incorporated
Phone: (801) 256-6500
Fax: (801) 256-6510
dave.faulkner@cimetrix.com

MEDIA & ANALYSTS CONTACT
Stew Chalmers
Positio Public Relations
Phone: (408) 453-2400
Fax: (408) 453-2404
stew@positio.com

FOR IMMEDIATE RELEASE

Cimetrix Announces Third Quarter Financial Results

SALT LAKE CITY, UT — November 14, 2008 — Cimetrix, Incorporated (OTC: CMXX), a leading provider of factory automation and tool control software and solutions for the global semiconductor and electronics industries, reported today financial results for its third quarter ended September 30, 2008.

Total revenue for the third quarter was $1,008,000 compared to $1,630,000 in the third quarter of 2007.  Software revenue decreased from $1,040,000 in the same period last year to $677,000.  The year-over-year professional services revenue also declined from $590,000 to $331,000.  The Company reported a net loss of $312,000, or $0.01 per basic and diluted share, in the third quarter, compared to a net loss of $225,000, or $0.01 per basic and diluted share in the third quarter of 2007.

“Our results for the third quarter reflect the worsening market conditions and the weak global economy.  The challenging environment for the semiconductor industry, in particular, has continued to delay factory expansion projects, significantly reducing capital equipment expenditures.  As a result, our software license revenue associated with the shipment of equipment fell below even our reduced forecast,” said Bob Reback, Cimetrix’s president and chief executive officer.  “However, quarter-over-quarter bookings for professional services and new Software Development Kits (SDKs) increased this quarter, resulting in a solid source of revenue as we enter into the fourth quarter.  In addition, we restructured our Senior Note debt to be due in September of 2010, and have taken steps to tightly manage cash flow during this difficult economic environment.”

Highlights
•
Improved Backlog for Professional Services. Cimetrix obtained and began work on several professional services projects, resulting in the strongest services backlog of the year and a solid revenue source for the fourth quarter of 2008.

•
Market Share Gains. Cimetrix continues to gain market share with its CIMConnect, CIM300 and CIMPortal connectivity products for SEMI Standards conformance.   This quarter, the Company obtained six new customers in North America, Europe and Japan, which should provide runtime license revenue when the market improves.

Nine Month Results
Nine-month revenue was $3,358,000 compared to $4,807,000 in the same period last year.  Software revenues decreased to $2,366,000 from $2,700,000, while services revenues declined to $992,000 from $2,107,000.  Total operating costs and expenses decreased 19% to $4,402,000 from $5,432,000.  Cimetrix reported a net loss of $1,131,000, or $0.04 per basic and diluted share, versus a net loss of $678,000, or $0.02 per basic and diluted share, in the same period last year.  Included in the net loss was $158,000 in non-cash depreciation and amortization, $376,000 in non-cash charges associated with the Company’s adoption of SFAS 123R, share-based compensation, and $88,000 in interest expense.

About Cimetrix Incorporated
Cimetrix designs, develops, markets, and supports factory automation and tool control software for the global semiconductor and electronics industries. A leading participant in SEMI standards development, Cimetrix’s connectivity software allows for quick implementation of the SECS/GEM, GEM 300 and EDA standards.  The Company’s products can be found on virtually every tool type in nearly every 300mm factory worldwide.  The added-value of Cimetrix’s passionate support and professional services creates the industry’s only complete software solution.  Key products include, CIMControlFramework, CIMConnect™, CIM300™, CIMPortal and CODE™ (Cimetrix Open Development Environment). For more information, please visit www.cimetrix.com.

Safe Harbor Statement
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to reductions or delays in capital expenditures by semiconductor chip manufacturers, the economic climate in the markets in which the Company’s products are sold, the ability of the Company to control its costs in periods of reduced revenues, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.
 Many of these factors are beyond the control of the Company.  Reference is made to the Company's most recent filings on Forms 10-K and 10-Q, which further details such risk factors.

# # #

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Statements of Operations
(Unaudited)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Revenues:
New software licenses	$437,000	$728,000	$1,583,000	$1,838,000
Software license updates and product support	240,000	312,000	783,000	862,000
Total software revenues	677,000	1,040,000	2,366,000	2,700,000
Professional services	331,000	590,000	992,000	2,107,000

Total revenues	1,008,000	1,630,000	3,358,000	4,807,000

Operating costs and expenses:
Cost of revenues	383,000	739,000	1,440,000	2,172,000
Sales and marketing	292,000	302,000	875,000	890,000
Research and development	195,000	259,000	677,000	765,000
General and administrative	374,000	417,000	1,252,000	1,261,000
Depreciation and amortization	50,000	118,000	158,000	344,000

Total operating costs and expenses	1,294,000	1,835,000	4,402,000	5,432,000

Loss from operations	(286,000)	(205,000)	(1,044,000)	(625,000

Other income (expense):
Interest and other income	-	2,000	1,000	8,000
Interest expense	(26,000)	(22,000)	(88,000)	(61,000

Total other expense	(26,000)	(20,000)	(87,000)	(53,000

Loss before income taxes	(312,000)	(225,000)	(1,131,000)	(678,000

Provision for income taxes	-	-	-	-

Net loss	$(312,000)	$(225,000)	$(1,131,000)	$(678,000

Loss per common share:
Basic	$(0.01)	$(0.01)	$(0.04)	$(0.02
Diluted	$(0.01)	$(0.01)	$(0.04)	$(0.02

Weighted average number of shares outstanding:
Basic	32,843,000	31,927,000	32,258,000	31,927,000
Diluted	32,843,000	31,927,000	32,258,000	31,927,000

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Balance Sheets

ASSETS	September 30, 2008 (Unaudited)	December 31, 2007
Current assets:
Cash and cash equivalents	$37,000	$339,000
Accounts receivable, net	584,000	1,035,000
Inventories	7,000	8,000
Prepaid expenses and other current assets	29,000	52,000
Total current assets	657,000	1,434,000

Property and equipment, net	112,000	165,000
Intangible assets, net	196,000	284,000
Goodwill	64,000	64,000
Other assets	29,000	29,000

	$1,058,000	$1,976,000

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$159,000	$438,000
Accrued expenses	283,000	602,000
Deferred revenue	295,000	328,000
Notes payable – related parties, net	0	163,000
Current portion of notes payable and capital lease obligations	577,000	543,000
Total current liabilities	1,314,000	2,074,000

Long-term liabilities:
Notes payable – related parties, net	162,000	0
Long-term portion of notes payable and capital lease obligations	340,000	38,000
Total long-term liabilities	502,000	38,000

Total liabilities	1,816,000	2,112,000

Commitments and contingencies

Stockholders’ deficit:
Common stock; $.0001 par value, 100,000,000 shares authorized, 33,018,224 and 31,952,432 shares issued, respectively	3,000	3,000
Additional paid-in capital	32,513,000	32,004,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000
Accumulated deficit	(33,225,000)	(32,094,000
Total stockholders’ deficit	(758,000)	(136,000

	$1,058,000	$1,976,000